PE
10-31-02

03006452

CERTRON CORPORATION

2002

Annual Report

January 29, 2003

DEAR FELLOW SHAREHOLDERS:

For the fiscal year ended October 31, 2002, the Company had an operating loss of $963,000 and a net loss from continuing operations of $945,000 on sales of $750,000 as compared to an operating loss of $528,000 and a net loss from continuing operations of $451,000 for fiscal year ended October 31, 2001 on sales of $1,475,000. Gross profit decreased by $266,000 between fiscal 2002 and fiscal 2001. The decrease in sales of magnetic media products of $725,000 or 49% is primarily the result of the decrease in sales of micro cassettes by $128,000, decrease in sales of video cassettes by $186,000, and decrease in sales of audio cassettes and other office products of $411,000.

For the fourth quarter of fiscal 2002, the Company incurred a loss from continuing operations of $403,000 of which approximately $222,000 was represented by a write down of finished goods inventory. Due to the Company's declining sales and excess inventory, during the fourth quarter of fiscal 2002, the Company established a reserve reducing the value of its inventory to market value. Primarily as a result of this reserve, inventory holding loss increased from $29,000 in fiscal 2001 to $250,000 in fiscal 2002.

On September 7, 2001, the Company closed its Mexicali, Mexico plant and its contract assembly operations which were conducted at that plant. This closure was in response to a decline in the market for micro cassettes which also had been assembled at the Mexicali, Mexico facility, the loss of an existing contract assembly customer and the negative outlook for the retention of its then sole remaining contract assembly customer and additional contract assembly business. The contract assembly operations are reflected as discontinued operations in the Company's financial statements. In the opinion of management, all expenses associated with the closing of Mexico operations were either paid or fully accrued in fiscal 2001.

In fiscal 2001, the Company was advised that its largest customer would no longer be using the Company as a primary vendor. Although the customer continued to place orders with the Company during fiscal 2002, the Company expects that it will not receive significant orders from this customer after January 31, 2003 and that the loss of this customer is expected to have a material negative effect on sales and earnings. Sales for the first month of the first quarter of fiscal 2003 were down approximately 52% compared to sales for the first month of the first quarter of fiscal 2002primarily due to the closing of our Mexico operations and a continued erosion of sales of magnetic media. The downward trend is continuing in the second month of the first quarter of fiscal 2003. The Company expects that net sales for the first quarter of fiscal 2003 to be substantially less than the comparable quarter of fiscal 2002. A loss for the first quarter of fiscal 2003 is anticipated. The Company cannot predict the profit or loss picture for the balance of fiscal 2003.

The Company's cash position remains strong with a current ratio of 7.60 to 1 at October 31, 2002. The Company is continuing its search for an acquisition of a product line or business and investigating other opportunities for increasing shareholder value including strategic alliances and the sale of the business.

Certain statements herein, including statements as to the Company's anticipation that sales will decline and a loss incurred in the first quarter of 2003 fiscal year and the Company's uncertainty as to its outlook for fiscal 2003 are forward-looking statements. These statements involve risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors which could cause actual results to differ materially include economic conditions, the Company's success in maintaining its current customer base, the Company's ability to obtain additional customers and business, pricing factors and competition.

On behalf of the Board of Directors,

Sincerely yours,

CERTRON CORPORATION

MARSHALL I. KASS
CEO, CHAIRMAN OF THE BOARD and
CHIEF FINANCIAL OFFICER

THE COMPANY

Certron Corporation, established in 1966, has facilities in Los Angeles and Corona, California. The Company's business presently consists primarily of the distribution of magnetic media products. On September 7, 2001, the Company closed its Mexicali, Mexico plant and its contract assembly operations which were conducted at that facility. This closure was in response to a decline in the market for micro cassettes which also had been assembled at the Mexicali, Mexico facility, the loss of an existing contract assembly customer and the negative outlook for the retention of its then sole remaining contract assembly customer and additional contract assembly business. In the opinion of management, all expenses associated with the closing of Mexico operations were either paid or fully accrued in fiscal 2001. Certron's magnetic media products are sold to mass merchandisers, drugstore chains, hi-fi and record outlets, major department stores, computer stores, office supply distributors, retailers, and major OEM consumer electronic equipment manufacturers.

The Company's magnetic media products consist primarily of blank audio and videocassettes. The Company also distributes magnetic media accessories for computers. The Company presently procures all videotape and most audio tape and related plastics primarily from offshore sources. During the fiscal years ended October 31, 2002, 2001 and 2000, net sales of the Company's magnetic media products were as follows:

	Net Sales ($ in thousands)		
Product	2002	2001	2000
Audio magnetic tape products	$621	$1,160	$1,843
Video cassettes	129	315	429
	$750	$1,475	$2,272

At January 1, 2003, Certron employed 7 people in its various operations, consisting of one in its facility in Corona, California and six in its facility in Los Angeles, California.

COMMON STOCK INFORMATION

The common stock of the Company has traded in the NASDAQ Bulletin Board under the symbol CRTN. The following table shows the high and low bid quotations for such stock for each fiscal quarter during the fiscal years ended October 31, 2001 and October 31, 2002 as furnished by Bloomberg. These quotations reflect enter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

Fiscal Period	High	Low
2001		
First quarter	.47	.26
Second quarter	.37	.26
Third quarter	.33	.22
Fourth quarter	.22	.17
2002		
First quarter	.21	.17
Second quarter	.23	.15
Third quarter	.23	.15
Fourth quarter	.17	.11

As of January 6, 2003, the approximate number of holders of record of the Company's common stock was 1,342. The Company has never paid a cash dividend on its common stock.

SELECTED FINANCIAL DATA

	2002	2001	2000	1999	1998
Net Sales	$ 750,000	$1,475,000	$2,272,000	$2,765,000	$3,879,000
Net (loss) income from continuing operations	($ 945,000)	($ 451,000)	($ 329,000)	($ 339,000)	$ 73,000
Net loss from discontinued operations	-	($ 30,000)	($ 112,000)	($ 121,000)	($ 35,000)
Net (loss) income	($ 945,000)	($ 481,000)	($ 441,000)	($ 460,000)	$ 38,000
Net (loss)income per common share	($0.30)	($0.15)	($0.14)	($0.15)	$0.01
Total Assets	$1,203,000	$2,220,000	$3,037,000	$3,446,000	$3,950,000
Long-term debt	-	-	-	-	-
Working capital	$ 911,000	$1,831,000	$2,196,000	$2,744,000	$2,932,000
Stockholders' equity	$1,065,000	$2,014,000	$2,550,000	$3,017,000	$3,445,000

No cash dividends have been paid during the five-year period ended October 31, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

As demonstrated by the following chart, the Company's working capital decreased at October 31, 2002 as compared to that at October 31, 2001, which was primarily due to a decline in sales. Cash decreased by $433,000; accounts receivable decreased by $56,000; notes receivable decreased by $99,000; inventories decreased by $401,000; prepaid expenses decreased by $16,000 and other current assets increased by $17,000. Current liabilities decreased by $68,000.

	October 31		
	2002	2001	2000
Working Capital	$ 911,000	$1,831,000	$2,196,000
Current Ratio	7.60 to 1	9.89 to 1	[illegible].51 to 1
Cash Used in Operations	($ 423,000)	($ 516,000)	($ 276,000)

The Company's liquidity has been supplied from internally generated funds. The Company believes that it will be able to fund its existing business out of current cash flow without the necessity of bank borrowings. At October 31, 2002, the Company had no material commitments for capital expenditures.

The intense competition in the magnetic media field has made it difficult for the Company to maintain prices on its magnetic media products and has continually reduced the Company's margins on these products. As a result, the Company has discontinued sales of certain magnetic media products and refused to sell magnetic media products at prices not resulting in certain minimum margin returns. In addition, the release of the digital video disk system and other digital products is having an adverse impact on the Company's magnetic media sales and, depending upon price and the amount of hardware sales, will have a material adverse impact on the Company's operations in the future as sales of digital products increases. The Company does not believe that price competition in the magnetic media field or sales of digital products will lessen in the foreseeable future and, therefore, there may not presently be meaningful opportunities for it to substantially increase its sales and operating profit through its traditional outlets.

Over the past several years, in an attempt to increase its sales and operating profits the Company has investigated several companies for possible purchase. None of these companies were found to be satisfactory for acquisition by the Company. The Company is continuing its search for an acquisition of a product line or lines or business and investigating other opportunities for increasing shareholder value, including strategic alliances and the sale of its business. There can be no assurance, however, that the Company will be successful in any of these endeavors.

Results of Operations

Fiscal 2002 Compared to Fiscal 2001

During fiscal 2002, the Company had an operating loss of $963,000 and a net loss from continuing operations of $945,000 on sales of $750,000 as compared to an operating loss of $528,000 and a net loss from continuing operations of $451,000 for fiscal 2001 on sales of $1,475,000. Gross profit decreased by $266,000 between fiscal 2002 and fiscal 2001. Inventory holding loss increased by $229,000; selling, general and administrative expenses decreased by $33,000; depreciation and amortization expense decreased by $27,000; interest income decreased by $54,000 and realized gain on marketable securities decreased by $5,000.

Sales of magnetic media products were $750,000 in fiscal 2002 as compared to $1,475,000 in fiscal 2001. The decrease of 49% was primarily the result of the decrease in sales of micro cassettes of $128,000, decrease in sales of video cassettes of $186,000, and decrease in sales of audio cassettes and other office products of $411,000.

Total gross margin as a percentage of net sales was 10% in fiscal 2002 and 23% in fiscal 2001. Margins decreased from $266,000 in fiscal 2001 to $78,000 in fiscal 2002 due primarily to a decrease in the sales of magnetic media.

For the fourth quarter of fiscal 2002, the Company incurred a loss from continuing operations of $403,000 of which approximately $222,000 was represented by a write-down of finished goods inventory. Due to the Company's declining sales and excess inventory, during the fourth quarter of fiscal 2002, the Company established a reserve reducing the value of its inventory to market value. Primarily as a result of this reserve, inventory holding loss increased from $29,000 in fiscal 2001 to $250,000 in fiscal 2002.

Selling, general and administrative expense decreased by $33,000 during fiscal 2002. The decrease from $799,000 in 2001 to $766,000 in 2002 was due primarily to a decrease in personnel expenses of $74,000 that was offset by an increase in other selling, general and administrative expenses of $41,000.

During fiscal 2002, the Company invested cash not needed in operations, in publicly traded common stocks of other companies and may purchase additional common stocks in the future. Investments in common stocks are subject to risks of the market, and market prices may fluctuate and be adversely affected by the operating results of the issuer, as well as general economic, political and market conditions. As of October 31, 2002, the Company held common stocks which had a cost of approximately $210,000 and market value of approximately $119,000.

In accordance with generally accepted accounting principles, the Company has recorded the value of its investments in marketable securities on its balance sheet at market value and the difference of approximately $91,000 between cost and market value is recorded as an unrealized holding loss, a separate component of equity (see Notes 1 and 3 of Notes to Consolidated Financial Statements). If the Company sells these securities, the Company will recognize a loss in its statement of operations equal to the amount of the decrease. Although the Company presently intends to hold these securities, if, on account of its capital requirements or for any other reason, the Company should decide to liquidate these or other investments at a time when their market value is less than their cost, the Company would recognize a loss which could adversely affect the results of operations for the period in which the sale occurs.

In fiscal 2001, the Company was advised that its largest customer would no longer be using the Company as a primary vendor. Although the customer continued to place orders with the Company during fiscal 2002, the Company expects that it will not receive significant orders from this customer after January 31, 2003. Sales for the first month of the first quarter of fiscal 2003 were down approximately 52% as compared to sales for the first month of the first quarter of fiscal 2002 primarily due to continued erosion of sales of magnetic media products. The downward trend is continuing in the second month of the first quarter of fiscal 2003. The Company expects that net sales for the first quarter of fiscal 2003 to be substantially less than the comparable quarter of fiscal 2002. A loss for the first quarter of fiscal 2003 is anticipated. The Company cannot predict its profit or loss for the balance of fiscal 2003.

Fiscal 2001 Compared to Fiscal 2000

During fiscal 2001, the Company had an operating loss of $528,000 and a net loss from continuing operations of $451,000 on sales of $1,475,000 as compared to an operating loss of $451,000 and a net loss from continuing operations of $329,000 for fiscal 2000 on sales of $2,272,000. Gross profit decreased by $322,000 between fiscal 2001 and fiscal 2000. Net loss on discontinued operations was $30,000 on sales of $603,000 during fiscal 2001 as compared to a net loss of $112,000 on sales of $412,000 during fiscal 2000. Selling, general and administrative expenses decreased by $237,000, depreciation and amortization expense decreased by $1,000, interest income decreased by $32,000 and realized gain on marketable securities decreased by $13,000.

On September 7, 2001, the Company closed its Mexicali, Mexico plant and its contract assembly operations which were conducted at that facility. This closure was in response to a decline in the market for micro cassettes which also had been assembled at the Mexicali, Mexico facility, the loss of an existing contract assembly customer and the negative outlook for the retention of its sole remaining contract assembly customer and additional contract assembly business. The contract assembly operations are reflected as discontinued operations in the Company's financial statements. In the opinion of management, all expenses associated with the closing of Mexico operations were either paid or fully accrued in fiscal 2001.

The foregoing statement concerning the expenses associated with the closing of the Mexicali facility and assembly operations is a forward-looking statement which involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statement. Factors which could cause actual results to differ materially include, among other things, the Company's reserves for expenses being less than the expenses actually incurred by the Company in connection with the closing of the assembly operations or the incurring by the Company of additional unanticipated liabilities, costs or expenses in connection with the closing of the facility and operations.

Sales of magnetic media products were $1,475,000 in fiscal 2001 as compared to $2,272,000 in fiscal 2000. The decrease of 35% was primarily the result of the decrease in sales of micro cassettes by $355,000 and decrease in sales of video cassettes by $114,000, audio cassettes of $114,000 and office products of $214,000.

Total gross margin as a percentage of net sales was 23% in fiscal 2001 and 29% in fiscal 2000. Margins decreased from $666,000 in fiscal 2000 to $322,000 in fiscal 2001 due primarily to a decrease in sales of magnetic media.

Selling, general and administrative expense decreased by $237,000 during fiscal 2001. The decrease from $1,036,000 in 2000 to $799,000 in 2001 was due primarily to decreases in personnel expense of $18,000, insurance expense of $24,000, other selling, general, and administrative expenses of $55,000, severance pay of $178,000 and offset by an increase in advertising expense of $38,000.

During fiscal 2001, the Company invested cash not needed in operations, in publicly traded common stocks of other companies and may purchase additional common stocks in the future. Investments in common stocks are subject to risks of the market, and market prices may fluctuate and be adversely affected by the operating results of the issuer, as well as general economic, political and market conditions. As of October 31, 2001, the Company held common stocks which had a cost of approximately $200,000 and market value of approximately $113,000.

In accordance with generally accepted accounting principles, the Company has recorded the value of its investments in marketable securities on its balance sheet at market value and the difference of approximately $87,000 between cost and market value is recorded as an unrealized holding loss, a separate component of equity (see Notes 1 and 3 of Notes to Consolidated Financial Statements). If the Company sells these securities, the Company will recognize a loss in its statement of operations equal to the amount of the decrease. Although the Company presently intends to hold these securities, if, on account of its capital requirements or for any other reason, the Company should decide to liquidate these or other investments at a time when their market value is less than their cost, the Company would recognize a loss which could adversely affect the results of operations for the period in which the sale occurs.

Forward-Looking Statements

Certain statements herein, including statements as to the Company's anticipation that sales will decline and a loss incurred in the first quarter of the 2003 fiscal year and the Company's uncertainty as to its outlook for fiscal 2003 are forward-looking statements. These statements involve risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors which could cause actual results to differ materially include economic conditions, the Company's success in maintaining its current customer base, the Company's ability to obtain additional customers and business, pricing factors and competition.

Independent Auditor's Report

Board of Directors and Shareholders
Certron Corporation
Los Angeles, California

We have audited the accompanying balance sheets of Certron Corporation as of October 31, 2002 and 2001, and the related statements of operations and comprehensive income, stockholders' equity, and cash flows for the three years ended October 31, 2002, 2001 and 2000. In connection with our audit of the financial statements, we have also audited the accompanying financial statement schedule. These financial statements and financial schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Certron Corporation as of October 31, 2002 and 2001, and the results of its operations and its cash flows for the three years ended October 31, 2002, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

BECKMAN KIRKLAND & WHITNEY

Agoura Hills, California
January 3, 2003

CERTRON CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

ASSETS	October 31, 2002	October 31, 2001
CURRENT ASSETS:		
Cash and cash equivalents	$ 642,000	$1,075,000
Notes Receivable	-	99,000
Trade accounts receivable, less allowance for doubtful accounts of $7,000 in 2002 and $25,000 in 2001	73,000	129,000
Inventories:		
Finished products, less allowance for obsolescence of $8,000 in 2002 and $5000 in 2001	252,000	653,000
Prepaid Expenses	49,000	65,000
Other current assets	33,000	16,000
Total current assets	1,049,000	2,037,000
EQUIPMENT AND LEASEHOLD IMPROVEMENTS, AT COST:		
Machinery and equipment	55,000	132,000
Dies and molds	314,000	317,000
Furniture, fixtures and leasehold improvements	152,000	175,000
	521,000	624,000
Less accumulated depreciation and amortization	(500,000)	(586,000)
Net Equipment and Leasehold Improvements	21,000	38,000
MARKETABLE SECURITIES	119,000	113,000
OTHER ASSETS	14,000	20,000
NET ASSETS OF DISCONTINUED OPERATION	-	12,000
Total Assets	$1,203,000	$2,220,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accrued advertising	$ 13,000	$ 37,000
Accrued professional fees	32,000	35,000
Accrued payroll and related items	26,000	54,000
Other accrued expenses	67,000	80,000
Total current liabilities	138,000	206,000
COMMITMENTS		
STOCKHOLDERS' EQUITY:		
Preferred Stock, $1.00 par value, authorized 500,000 shares, no shares issued and outstanding		
Common stock, no par value, stated value $1.00 per share; authorized 10,000,000 shares; issued and outstanding, 3,128,000 shares (2002 and 2001)	3,128,000	3,128,000
Additional paid-in capital	1,824,000	1,824,000
Net unrealized loss on marketable equity securities	(91,000)	(87,000)
Accumulated deficit	(3,796,000)	(2,851,000)
Total Stockholders' Equity	1,065,000	2,014,000
Total Liabilities and Stockholders' Equity	$1,203,000	$2,220,000

The accompanying notes are an integral part of these financial statements.

CERTRON CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Year Ended October 31,		
	2002	2001	2000
NET SALES	$ 750,000	$1,475,000	$2,272,000
COST OF PRODUCTS SOLD	672,000	1,131,000	1,606,000
GROSS PROFIT	$ 78,000	$ 344,000	$ 666,000
COSTS AND EXPENSES:			
Inventory holding loss	258,000	29,000	36,000
Selling, general and administrative	766,000	799,000	1,036,000
Depreciation and amortization	17,000	44,000	45,000
	1,713,000	2,003,000	2,723,000
OPERATING LOSS	($ 963,000)	($ 528,000)	($ 451,000)
OTHER INCOME			
Realized gain on marketable equity securities and other assets	-	5,000	18,000
Interest income (net)	19,000	73,000	105,000
LOSS FROM CONTINUING OPERATIONS, BEFORE TAX	(944,000)	(450,000)	(328,000)
PROVISION FOR TAXES	1,000	1,000	1,000
LOSS FROM CONTINUING OPERATIONS	($945,000)	($451,000)	($329,000)
DISCONTINUED OPERATIONS			
Loss from discontinued operations, net of tax	-	(10,000)	(112,000)
Loss on disposal of discontinued operations, net of tax	-	(20,000)	-
NET LOSS	($945,000)	($481,000)	($441,000)
NET LOSS PER SHARE			
Continuing operations	($0.30)	($0.14)	($0.11)
Discontinued operations	-	($0.01)	($0.03)
Net loss per share	($0.30)	($0.15)	($0.14)
Weighted average common shares outstanding	3,128,000	3,128,000	3,128,000
COMPREHENSIVE LOSS:			
Unrealized loss on marketable equity securities	($ 4,000)	($ 55,000)	($ 26,000)
Net loss	(945,000)	(481,000)	(441,000)
Comprehensive loss	($ 949,000)	($ 536,000)	($ 467,000)

The accompanying notes are an integral part of these financial statements.

CERTRON CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock Shares	Common Stock Amount	Additional paid-in capital	Net Unrealized (Loss) Gain on Marketable Equity Securities	Accumulated deficit	Total
BALANCE October 31, 1999	3,128,000	$3,128,000	$1,824,000	($6,000)	($ 1,929,000)	$3,017,000
Unrealized loss on Marketable Securities				(26,000)		(26,000)
Net loss					(441,000)	(441,000)
BALANCE October 31, 2000	3,128,000	$3,128,000	$1,824,000	($32,000)	($2,370,000)	$2,550,000
Unrealized loss on Marketable Securities				(55,000)		(55,000)
Net loss					(481,000)	(481,000)
BALANCE October 31, 2001	3,128,000	$3,128,000	$1,824,000	($ 87,000)	($2,851,000)	$2,014,000
Unrealized loss on Marketable Securities				(4,000)		(4,000)
Net loss					(945,000)	(945,000)
BALANCE October 31, 2002	3,128,000	$3,128,000	$1,824,000	($91,000)	($3,796,000)	$1,065,000

The accompanying notes are an integral part of these financial statements.

CERTRON CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended October 31,		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	($ 945,000)	($ 481,000)	($ 441, 000)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Depreciation and amortization	17,000	64,000	65,000
Loss from discontinued operations, net	-	10,000	112,000
Loss on disposal of discontinued operations, net	-	20,000	-
Decrease (increase) in net assets of discontinued operations, net	12,000	(17,000)	6,000
Changes in operating assets and liabilities:			
Decrease (Increase) in notes receivable	99,000	(99,000)	-
Decrease(Increase)in trade accounts receivable	56,000	175,000	(35,000)
Decrease in inventories	401,000	138,000	15,000
Decrease (Increase) in prepaid expenses	16,000	(30,000)	19,000
Decrease (Increase) in other assets	(11,000)	45,000	(4,000)
(Decrease) Increase in current liabilities	(68,000)	(328,000)	105,000
Net cash used in continuing operations	(423,000)	(503,000)	(158,000)
Net cash used in discontinued operations	(-)	(13,000)	(118,000)
Net cash used in operating activities	(423,000)	(516,000)	(276,000)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Expenditures for equipment and leasehold improvements		-	(11,000)
Proceeds from sale of marketable equity securities	85,000	224,000	326,000
Purchase of marketable equity securities	(95,000)	(192,000)	(492,000)
Net cash (used in) provided by investing activities	(10,000)	32,000	(177,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(433,000)	(484,000)	(453,000)
CASH AND CASH EQUIVALENTS, beginning of year	1,075,000	1,559,000	2,012,000
CASH AND CASH EQUIVALENTS, end of year	$ 642,000	$1,075,000	$1,559,000
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION -			
Cash paid during the year for:			
Interest	-	-	-
Income taxes	$ 1,000	$ 1,000	$ 1,000

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED OCTOBER 31, 2002, 2001 AND 2000

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

The Company's business consists primarily of the design, development, manufacturing and distribution of magnetic media products.

Principles of Consolidation

The consolidated financial statements include the accounts of Certron Corporation and its wholly owned subsidiary, Certron Audio; S.A. (collectively the "Company"). Certron Audio ceased operating on September 7, 2001. All material intercompany profits, transactions and balances have been eliminated.

Translation of Foreign Currencies

All balance sheet accounts of foreign operations are translated into US dollars at the year-end rate of exchange, and statement of operations items are translated at the weighted average exchange rates for the year. Since foreign activities are considered to be an extension of the U.S. operations, the gain or loss resulting from remeasuring these transactions into U.S. dollars are included in operations.

The Company has not used the hyperinflationary accounting standards in the Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translations," for accounting for its subsidiary in Mexico. The operation of Certron Audio, located in Mexicali, Mexico was closed on September 7, 2001.

Cash and Cash Equivalents

The Company considers all cash on hand and on deposit, and securities with original purchased maturities of less than three months to be cash and cash equivalents.

Notes Receivable

Notes receivable are stated at their outstanding balance, excluding accrued interest. Interest that is earned on notes receivable is included in interest income when it is paid.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost and are depreciated or amortized using the straight-line method over the lesser of the estimated useful lives of the assets (generally five years) or the applicable lease terms.

Marketable Equity Securities

Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determination at each balance sheet date. Securities available for sale are carried at market value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. At October 31, 2002 the Company had no investments that qualified as trading or held to maturity.

Marketable equity securities are valued based on quoted market prices. The cost of securities sold is determined by the specific identification of cost method.

Taxes on Income

The Company files tax returns excluding its subsidiary for United States federal tax purposes and combined returns with its subsidiary for state purposes.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. Reserves for deferred tax assets are recorded when ultimate recovery of such assets is deemed uncertain.

Income (Loss) Per Common Share

Income (loss) per common share is based on the weighted average number of common shares outstanding during the year and the effect of common stock equivalents, if dilutive.

Estimates

In preparing consolidated financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

The Company utilizes SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities.

Segment Reporting

The Company accounts for segments in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which requires that companies disclose "operating segments" based on the way management desegregates the Company for internal operating decisions. See Note 7 for further information about the Company's segments. The Company's Mexicali operation and the contract assembly segment of its business was closed September 2001.

Recently Issued Accounting Pronouncement

In June, 1999, the FASB issued SFAS No. 136, "Transfer of Assets to a Not-for-Profit Organization or Charitable Trust that Raises or Holds Contributions for Others." This statement is effective for fiscal periods beginning after December 15, 1999. This statement is not applicable to the Company.

In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities." The Company does not expect adoption of SFAS No. 137 to have a material impact, if any, on its financial position or results of operations.

In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." The statement is effective for all fiscal quarters and fiscal years beginning after June 15, 2000. The Company does not expect adoption of SFAS No. 138 to have a material impact, if any, on its financial position or results of operations.

In June 2000, the FASB issued SFAS No. 139, which rescinded SFAS No. 53 and amended various other SFAS statements. The statement is effective for financial statements with fiscal years beginning after December 15, 2000. This SFAS pertains to producers and distributors of motion picture films and is not applicable to the Company.

In June 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement is effective for financial statements that have transfers and servicing of financial assets and extinguishments of liabilities occuring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years after December 15, 2000. The Company does not expect adoption of SFAS No. 140 to have a material impact, if any, on its financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." This statement is effective for all business combinations initiated after June 30, 2001. The Company does not expect adoption of SFAS No. 141 to have a material impact, if any, on its financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This statement is effective for fiscal years beginning after December 31, 2001. The Company does not expect adoption of SFAS No. 142 to have a material impact, if any, on its financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement is effective for fiscal years beginning after June 15, 2002. The Company does not expect adoption of SFAS No. 143 to have a material impact, if any, on its financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Company does not expect adoption of SFAS No. 144 to have a material impact, if any, on its financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, which amends and supersedes various other SFAS statements. This statement is effective for financial statements issued on or after May 15, 2002. The Company does not expect adoption of SFAS No. 145 to have a material impact, if any, on its financial position or results of operations.

Note 2 – Discontinued operation

On September 7, 2001, the Company closed its Mexicali, Mexico plant and its contract assembly operations which were conducted at that facility. In the opinion of the management, all expenses associated with the closing of Mexico operation were either paid or fully accrued in fiscal 2001. The assets in the Mexicali, Mexico facility consists primarily of accounts receivable and fixed assets.

The estimated loss on the disposal of the discontinued operation of $30,000 (net of income benefit of $0), represents the estimated loss on the disposal of the assets of the segment and a provision for expected operating losses during the phase-out period from September 7, 2001 through October 31, 2001.

Disposition of the Mexicali facility, represents the disposal of a business segment under Accounting Principles Board ("AFB) Opinion No. 30. Accordingly, results of this operation have been classified as discontinued, and prior periods have been restated. Operating results of the Mexicali facility for the period November 1, 1999 through September 7, 2001 are shown separately in the accompanying income statement. The income statements for 2001 and 2000 have been restated and operating results of the segment are also shown separately.

Net sales and income from the discontinued operation are as follows:

	2002	2001	2000
Net Sales	-	$603,000	$412,000
Loss from discontinued operation	-	10,000	112,000
Loss on disposal of discontinued operation	-	20,000	-
Income tax benefit (expense)	-	-	-
Net loss from discontinued operation	-	30,000	112,000

Note 3 - Marketable Securities

The Company has investments in marketable equity securities, which have been classified as non-current, available-for-sale, at October 31, 2002, 2001 and 2000. The market value of these securities is shown as a non-current asset while the change in market since the acquisition of these securities is shown as an unrealized holding loss in the shareholders' equity section of the balance sheet. The investments in equity securities at October 31, 2002 had an original cost of $210,000 and a fair value of $119,000, resulting in gross unrealized loss of $110,000 and gross unrealized gain of $17,000 respectively. The investments in equity securities at October 31, 2001 had an original cost of $200,000 and a fair value of $113,000, resulting in gross unrealized loss of $91,000 and gross unrealized gain of $4,000, respectively.

Note 4 – Inventory

Due to the apparent loss of the Company's largest customer, as described in Note 10, declining sales, and excess inventory, the Company has taken charges in each of the past three years and has also established a reserve to reduce the value of their inventory to market value.

Note 5 - Options

The Company's Executive Stock Option Plan (the "Executive Plan") was approved by shareholders in March 1989. In January 1995, the Board of Directors adopted an amendment to the Executive Plan changing its name to the Executive Stock Option Plan, increasing the number of shares of Common Stock covered thereby from 150,000 to 300,000 and extending the expiration date of the Executive Plan from January 1999 to January 2005. The increase in the number of shares and the extension of the expiration date of the plan were approved by shareholders in March 1995. In January 2001, the Board of Directors adopted a further amendment to the Executive Plan increasing the number of shares of Common Stock covered thereby to 600,000 shares and extending the expiration date of the Executive Plan to January 24, 2011. This amendment was approved by shareholders in March 2001. Options under the plan have been reserved for issuance to officers, directors and key employees.

Options under the Plan may be exercised in various installments, may not be exercised beyond ten years and the option price may not be less than the market value of the common stock on the date the option is granted.

Executive Stock Option Plan	Options available for grant	Options granted and outstanding	Price Range
Balance October 31, 1999	181,500	118,500	$1.000
Granted	(62,000)	62,000	$1.000
Balance, October 31, 2000	119,500	180,500	$1.000
Increase	300,000		$1.000
Canceled	75,500	(75,500)	$1.000
Balance October 31, 2001	495,000	105,000	$1.000
Canceled	67,000	(67,000)	$1.000
Balance October 31, 2002	562,000	38,000	$1.000

At October 31, 2002, there were 38,000 options granted and outstanding, of which 38,000 were exercisable. These options had a weighted average remaining contractual life of three years. The weighted average exercise price of the options outstanding and exercisable was $1.00.

Note 6 – Taxes on Income

The provision for taxes on income is comprised of the minimum state income taxes of $800.

A reconciliation of the federal statutory rates to the effective rates is summarized as follows:

	Year Ended October 31		
	2002	2001	2000
Statutory rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	0%	0%	0.2%
Unrecognized benefit of net operating losses	(34.0%)	(34.0%)	(34.0%)
Effective tax rate	0%	0%	0.2%

For federal income tax return purposes, net operating losses of approximately $5,136,000 expire beginning October 31, 2005. For state income tax purposes, net operating losses of approximately $1,895,000 expire beginning October 31, 2002.

Significant components of the Company's deferred tax asset consist of the following:

	October 31, 2002	October 31, 2001
Net operating loss carry forward	$1,913,900	$ 1,071,000
State taxes	71,900	30,000
Vacation and severance accruals	8,600	16,000
Allowance for bad debts	6,500	10,000
Inventory	3,400	103,000
Depreciation	25,700	21,000
Close out reserves	21,500	29,000
Loss on marketable equity securities	146,300	141,000
Total deferred tax assets	$2,197,800	1,421,000
Valuation allowance for deferred tax assets	(2,197,800)	(1,421,000)
	$ -	$ -

The deferred tax assets have been offset in entirety by a valuation allowance due to the uncertainty of their realization.

Note 7 – Commitments and Contingencies

Operating Leases -

The Company leases office, production and warehouse facilities under long-term operating leases. The minimum net lease payments under non-cancelable operating leases are as follows:

Year Ending October 31:

2003	$ 97,918.30
2004	$ 28,636.32
Thereafter	0

Total rental expense charged to operations amounted to $129,000, $197,000 and $204,000 for the years ended October 31, 2002, 2001 and 2000 respectively.

Some leases contain renewal options, inflation escalation clauses and under some leasing arrangements, the Company pays maintenance, insurance, taxes and other expenses in addition to the above minimum annual rentals.

Employment Contract –

On November 1, 1993, the Company entered into an employment agreement with its Chairman/Chief Executive Officer under which the Company is committed to annual salary payments to the officer in the amount of $200,000 through fiscal 1998. During the fiscal year ended October 31, 1999, the Chairman and CEO voluntarily reduced his compensation to $153,000, in fiscal year ended October 31, 2000 to $139,000, in fiscal year ended October 31, 2001 to$117,000 and in fiscal year ended October 31, 2002 to $113,000. In 1998 the Employment Agreement was amended to extend the term thereof through October 31, 2001 and in November 2001, the Agreement was amended to extend the term thereof through October 31, 2003.

Contingencies –

The Company was notified by a letter dated June 2, 2000 received June 6, 2000 that the Company may have a potential liability from waste disposal in the Casmalia Disposal site at Santa Barbara County, California. The Company was given a choice of either signing an agreement that would toll the statute of limitations for eighteen (18) months in order to allow the Company to resolve any liability with the government without incurring costs associated with being named a defendant in a lawsuit, or becoming an immediate defendant in a lawsuit. The Company signed the tolling agreement. On November 20, 2001, the tolling agreement was extended for an additional 18 months. While the amount which will be required to settle this matter is not expected to be material, Certron is unable to estimate the amount that may be required to settle this matter. The Company is waiting for communication from the government concerning settlement of this claim. The statement that the Company does not expect the amount to be material is a forward-looking statement which involves risks and uncertainties that could cause actual results to differ, include, among others things, an increase in the alleged amount of waste disposal by the Company at the site over that which is alleged in the letter of June 2, 2000 or a refusal by the government to settle based upon the amount of waste disposal by the Company.

Note 8 - Industry Segment Information

In fiscal 2002, the Company operated solely in the segment of distributing magnetic media products.

In fiscal 2001, the Company operated principally in two segments: magnetic media products and contract assembly. Operations in magnetic media products primarily involve the design, development, assembly and sale of blank magnetic media and related products. On September 7, 2001, the contract assembly segment was closed and as set forth in the financial information by industry segment as discontinued operations. See Note 2 for further information on this discontinued operation.

Identifiable assets by industry segment are those that are used in the Company's operation in each industry. Corporate assets are principally cash and other assets.

Financial information for 2002, 2001 and 2000 by industry segment, is summarized as follows:

	2002	2001	2000
Net sales to unaffiliated customers:			
Magnetic media products	$ 750,000	$1,475,000	$2,272,000
Discontinued operations	-	603,000	412,000
Consolidated	$ 750,000	$2,078,000	$2,684,000
Operating profit:			
Magnetic media products	78,000	$ 131,000	$ 448,000
Discontinued operations	-	158,000	84,000
	78,000	289,000	532,000
General corporate expenses	(1,041,000)	(847,000)	(1,095,000)
Realized gain & loss on marketable securities	-	5,000	18,000
Interest expense	-	-	-
Other income-interest	19,000	73,000	105,000
Loss before taxes on income (benefit) and extraordinary credit	($ 944,000)	($ 480,000)	($ 440,000)
Identifiable assets:			
Magnetic media products	$ 428,000	$ 918,000	$1,183,000
Discontinued operations	-	11,000	76,000
Total identifiable assets	428,000	929,000	1,259,000
General corporate assets	775,000	1,291,000	1,778,000
Total assets	$1,203,000	$2,220,000	$3,037,000
Depreciation and amortization:			
Magnetic media products	$ 17,000	$ 64,000	$ 65,000
Discontinued operations	-	-	-
Total depreciation and Amortization	$ 17,000	$ 64,000	$ 65,000
Capital expenditures:			
Magnetic media products	$ -	$ -	$ 11,000
Discontinued operations	-	-	-
Total capital expenditures	$ -	$ -	$ 11,000

Note 9 - Related Party Transactions

The Company made payments to Louart, a stockholder of the Company, for rent of warehouse and office space, secretarial and administrative services, consulting services, and an automobile. These fees are included in selling, general and administrative expenses.

The payments made to Louart for these items are as follows:

2002	$190,000
2001	$192,000
2000	$250,000

Note 10 - Concentrations

For fiscal year ended October 31, 2002, the Company's ten largest customers of magnetic media products accounted in the aggregate for approximately 94% of the Company's total net sales of magnetic media products. During fiscal 2002, the two largest single magnetic media customers accounted for $463,000 of 62% and $87,000 or 12% of the Company's total magnetic media sales, respectively. The Company's largest customer has informed the Company of their intent to cease ordering from the Company, despite their continued placement of orders. The loss of the Company's largest customer will have a material negative effect on the Company's earnings and sales. If the Company were to lose its second largest customer, the result would have an adverse impact on the Company's earnings and sales.

The Company maintains cash deposits at several banks located in California. Deposits at each bank are insured by the Federal Deposit Insurance Corporation up to $100,000. As of October 31, 2002, uninsured portions of balances held at those banks aggregated to $502,000.

Accounts receivable from the Company's largest customer accounted for $43,000 or 66% of accounts receivable as of October 31, 2002.

Note 11 – QUARTERLY FINANCIAL DATA (unaudited)

Summarized quarterly financial data for fiscal 2002 and fiscal 2001 are as follows:

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
($ in thousands, except per share data)

The following table sets forth the Results of Operations by Quarter for Fiscal 2002 and 2001 after classifying the operations of the Company's Mexicali, Mexico facility as discontinued (See Note 2 of Notes to Consolidated Financial Statements):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Fiscal 2002					
Net sales from continuing operations	$205	$201	$186	$158	$750
Gross profit from continuing operations	15	25	(1)	39	$ 78
Loss from continuing operations	($199)	($189)	($172)	($403)	($963)
Net loss	($ 193)	($183)	($168)	($401)	($945)
Basic loss per Share	($0.06)	($0.05)	($0.04)	($0.15)	($0.30)
Diluted loss per Share	($0.06)	($0.05)	($0.04)	($0.15)	($0.30)
Fiscal 2001					
Net sales from continuing operations	$424	$381	$348	$322	$1,475
Gross profit from continuing operations	98	77	74	66	315
Loss from continuing operations	($122)	($148)	($145)	($ 36)	($451)
Loss from discontinued operations	-	(10)	21	(41)	(30)
Net loss	($122)	($158)	($124)	($ 77)	($481)
Basic loss per Share	($0.04)	($0.05)	($0.04)	($0.02)	($0.15)
Diluted loss per Share	($0.04)	($0.05)	($0.04)	($0.02)	($0.15)

Officers

Marshall I. Kass
Chairman of the Board
Chief Executive Officer and
Chief Financial Officer

Michael S. Kass
Executive Vice President

Susan E. Kass
Secretary and Treasurer

Auditors

Beckman Kirkland & Whitney

Legal Counsel

Reed, Smith, Crosby, Heafey LLP

Shares Traded

NASDAQ Bulletin Board
("CRTN")

Transfer Agent

American Stock Transfer & Trust Company
New York, New York

Directors

Marshall I. Kass
Chairman of the Board
Chief Executive Officer and
Chief Financial Officer

Michael S. Kass
Executive Vice President, Certron Corporation and
President, Louart Corporation
(Private Investment Company)

Susan E. Kass
Vice President and Secretary
Louart Corporation
(Private Investment Company)

Jesse A. Lopez
Controller of
Hokin-Katz Metals Services
(Metal Distributor)

Corporate Headquarters

11845 W. Olympic Boulevard, Suite 1080
Los Angeles, CA 90064

A copy of the Company's report on Form 10-K for the year ended October 31, 2002 as filed with the Securities and Exchange Commission may be obtained without charge (except for exhibits) by writing to:

CERTRON CORPORATION
Office of the Corporate Secretary
11845 W. Olympic Boulevard, Suite 1080
Los Angeles, CA 90064

LEFT INTENTIONALLY BLANK

CERTRON CORPORATION
11845 W. Olympic Boulevard, Suite 1080
Los Angeles, CA 90064
Tel. : (310) 914-0300
Fax : (310) 914-0310
E-mail : crtncorp@aol.com